UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for February 2, 2015

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form
6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form
6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.


Enclosures: Sasol hosts an investor visit to its US ethane cracker and derivatives project


Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:     JSE: SOL      NYSE: SSL
Sasol Ordinary ISIN codes:      ZAE000006896  US8038663006
Sasol BEE Ordinary Share code:  JSE: SOLBE1
Sasol BEE Ordinary ISIN code:   ZAE000151817
("Sasol" or "the Company")

Sasol hosts an investor visit to its US ethane cracker and derivatives project

Sasol will today be hosting analysts and investors at its Westlake facility in Lake Charles, Louisiana.

On 27 October 2014, the company announced that it had taken a final investment decision to construct an 8.1 billion dollar ethane cracker and derivatives complex at its existing site in Lake Charles, Louisiana.

Once commissioned, this world-scale petrochemicals complex will roughly triple Sasol's chemical production capacity in the United States, enabling Sasol to further strengthen its position in a growing global chemicals market. The U.S. Gulf Coast's robust infrastructure for transporting and storing abundant, low-cost ethane was a key driver in the decision to invest in America.

Last week, Sasol announced that it is developing a comprehensive plan to respond to the current low oil price environment. At the same time, the company confirmed that the construction of the cracker and derivatives complex will continue.

Given the robust project economics, the Sasol team is confident that this facility is the first step in developing the Louisiana site into an integrated multi-asset, multi-business hub, which will enable future growth for several decades to come.

A supporting presentation and audio webcast will be available on the company's website at http://www.sasol.com/investor-centre/presentations-and-speeches/us-site-visit and will begin at
10h30 (CST), 18h30 (SA), 16h30 (GMT).


2 February 2015
Johannesburg

Sponsor: Deutsche Securities (SA) Proprietary Limited


SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date February 02, 2015		By: 	/s/ V D Kahla
				Name: 	Vuyo Dominic Kahla
				Title: 	Company Secretary